20 November 2003


Corus Group plc


SECTION 198 COMPANIES ACT 1985 - DISCLOSURE OF INTEREST IN SHARES


Corus Group plc received notification on 19 November 2003 from Legal & General Investment Management, in accordance with Section 198 of the Companies Act 1985 (the "Act"), that consequent upon a purchase in the market of 1,674,000 shares on the 18 November 2003, Legal & General Group Plc Companies are now the beneficial owners of the following number of shares which are not subject to a concert party and will be registered as follows:

           Material Interest

HSBC Global Custody Nominee (UK) Ltd A/C 914945                    1,140,975
HSBC Global Custody Nominee (UK) Ltd A/c 775237                      300,000
HSBC Global Custody Nominee (UK) Ltd A/c 886603                   15,462,000
HSBC Global Custody Nominee (UK) Ltd A/c 775245                   14,532,326
HSBC Global Custody Nominee (UK) Ltd A/c 130007                      772,000
HSBC Global Custody Nominee (UK) Ltd A/c 770286                      966,000
HSBC Global Custody Nominee (UK) Ltd A/c 357206                   77,723,691
HSBC Global Custody Nominee (UK) Ltd A/c 866203                    4,263,200
HSBC Global Custody Nominees (UK) Ltd A/c 916681                     163,700
HSBC Global Custody Nominee (UK) Ltd A/c 361602                       67,000
HSBC Global Custody Nominee (UK) Ltd A/c 282605                    6,959,000
HSBC Global Custody Nominee (UK) Ltd A/c 360509                    3,686,352
HSBC Global Custody Nominee (UK) Ltd A/c 766793                      269,000
HSBC Global Custody Nominee. (UK) Ltd A/c 924422                      96,000
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                                                                 126,401,244

which represents 4.03% of Corus Group plc's issued capital.
END